SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO.    )1

Global Signal Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37944Q103

(CUSIP Number)

David Abrams

c/o Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston MA 02116

(617) 646-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 37944Q103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David Abrams Abrams Capital, LLC Abrams Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            David Abrams is a United States citizen.

            Abrams Capital, LLC is a Delaware limited liability company.

            Abrams Capital Partners II, LP is a Delaware limited partnership.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                None.

  8    SHARED VOTING POWER

                David Abrams: 9,125,689 shares (includes shares beneficially owned by Abrams

                Capital, LLC and others) – 13.3% (See Item 5).

                Abrams Capital, LLC: 7,118,841 shares (includes shares beneficially owned by

                Abrams Capital Partners II, LP and others) – 10.4% (See Item 5).

                Abrams Capital Partners II, LP: 5,301,461 shares – 7.7% (See Item 5).

  9    SOLE DISPOSITIVE POWER

                None.

10    SHARED DISPOSITIVE POWER

                David Abrams: 9,125,689 shares (includes shares beneficially owned by Abrams

                Capital, LLC and others) – 13.3% (See Item 5).

                Abrams Capital, LLC: 7,118,841 shares (includes shares beneficially owned by

                Abrams Capital Partners II, LP and others) – 10.4% (See Item 5).

                Abrams Capital Partners II, LP: 5,301,461 shares – 7.7% (See Item 5).

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            David Abrams: 9,125,689 shares (includes shares beneficially owned by Abrams Capital,

            LLC and others) – 13.3% (See Item 5).

            Abrams Capital, LLC: 7,118,841 shares (includes shares beneficially owned by Abrams

            Capital Partners II, LP and others) - 10.4% (See Item 5).

            Abrams Capital Partners II, LP: 5,301,461 shares - 7.7% (See Item 5).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            David Abrams: 9,125,689 shares (includes shares beneficially owned by Abrams Capital,

            LLC and others) – 13.3% (See Item 5).

            Abrams Capital, LLC: 7,118,841 shares (includes shares beneficially owned by Abrams

            Capital Partners II,

            LP and others) – 10.4% (See Item 5).

            Abrams Capital Partners II, LP: 5,301,461 shares – 7.7% (See Item 5).

14	TYPE OF REPORTING PERSON* David Abrams IN Abrams Capital, LLC OO Abrams Capital Partners II, LP PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37944Q103	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This statement relates to certain shares (the “Shares”) of common stock, par value $0.01 per share, of Global Signal Inc. (the “Issuer”), a Delaware corporation with principal offices at 301 North Cattlemen Road, Suite 300, Sarasota, FL 34232.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are David Abrams (“Mr. Abrams”), Abrams Capital, LLC (“Abrams LLC”) and Abrams Capital Partners II, LP (“Abrams Capital II” and collectively with Abrams LLC and Mr. Abrams, the “Reporting Persons”). Mr. Abrams is the managing member of Abrams LLC. Abrams LLC is the general partner of Abrams Capital II. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital, LLC, 222 Berkeley Street, 22nd Floor, Boston MA 02116.

(c) Mr. Abrams’s principal occupation is serving as managing member of investment management companies. The principal business of Abrams LLC is serving as the general partner of Abrams Capital II and other entities (the “Other Funds”) over which Mr. Abrams ultimately has voting and/or investment control (as described in Item 5 below). Abrams Capital II is a Delaware limited partnership formed for the purpose of making investments.

CUSIP No. 37944Q103	13D	Page 4 of 7 Pages

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Abrams is a citizen of the United States. Abrams LLC is a Delaware limited liability company. Abrams Capital II is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

Abrams Capital II and the Other Funds previously held debt securities issued to them by the Issuer at an aggregate cost of $31,883,160, which debt securities converted into 5,936,634 Shares prior to the Issuer’s initial public offering in June 2004. Between July and August 2004, Abrams Capital II and the Other Funds purchased an aggregate of 51,800 additional Shares for an aggregate of $1,077,440 in cash. On May 26, 2005, Abrams Capital II and the Other Funds purchased an aggregate of 3,137,255 additional Shares for an aggregate of $80,000,003 in cash. The source of the funds for all such securities of the Issuer was the working capital of Abrams Capital II and the Other Funds.

Item 4. Purpose of Transaction.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D. In addition, Mr. Abrams serves as a member of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) 38,986 shares of common stock, representing approximately 0.1% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by 222 Partners, LLC, of which Mr. Abrams is the managing member. In such capacity, Mr. Abrams has the power to vote and dispose of such shares.

CUSIP No. 37944Q103	13D	Page 5 of 7 Pages

457,862 shares of common stock, representing approximately 0.7% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Great Hollow International, L.P., of which Great Hollow Partners, LLC is the general partner. Mr. Abrams is the managing member of Great Hollow Partners, LLC and in such capacity has the power to vote and dispose of such shares.

518,602 shares of common stock, representing approximately 0.8% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Abrams Capital Partners I, LP, of which Abrams LLC is the general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of such shares.

1,298,778 shares of common stock, representing approximately 1.9% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Whitecrest Partners, LP, of which Abrams LLC is the general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of such shares.

1,510,000 shares of common stock, representing approximately 2.2% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Riva Capital Partners, L.P., of which Riva Capital Management, LLC is the general partner. Mr. Abrams is the managing member of Riva Capital Management, LLC and in such capacity has the power to vote and dispose of such shares.

5,301,461 shares of common stock, representing approximately 7.7% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Abrams Capital II, of which Abrams LLC is the general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of such shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Abrams Capital II and the Other Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person) and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person). Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 37944Q103	13D	Page 6 of 7 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated as of June 6, 2005, by and among David Abrams, Abrams Capital, LLC and Abrams Capital Partners II, LP.

CUSIP No. 37944Q103	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

June 6, 2005

/s/ David Abrams
David Abrams, individually

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, its managing member

ABRAMS CAPITAL PARTNERS II, LP

By:	Abrams Capital, LLC, its general partner

By:	/s/ David Abrams
David Abrams, its managing member

Exhibit 7.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 6, 2005, is by and among David Abrams, an individual, Abrams Capital, LLC and Abrams Capital Partners II, LP (all of the foregoing are collectively referred to herein as the “Abrams Filers”).

Each of the Abrams Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of common stock, par value $0.01 per share, of Global Signal Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Abrams Filers upon one week’s prior written notice or such lesser period of notice as the Abrams Filers may mutually agree.

Executed and delivered as of the date first above written.

/s/ David Abrams
David Abrams, individually

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, its managing member

ABRAMS CAPITAL PARTNERS II, LP

By:	Abrams Capital, LLC, its general partner

By:	/s/ David Abrams
David Abrams, its managing member